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[Kodak Logo]




                                                           November 21, 2007

VIA Overnight Mail

Hanna T. Teshome, Esq.
Special Counsel, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3720

Re:	Eastman Kodak Company
	Definitive schedule 14A
	Filed March 30, 2007
	File No. 001-00087

Dear Ms. Teshome:

	This letter responds to your letter of September 26, 2007 regarding the above referenced Proxy Statement filed on Form 14A on March 30, 2007 (the "Proxy Statement") by Eastman Kodak Company (the "Company"). Each of your comments is set forth in bold below, followed by our response. Each of our responses discusses the nature of our programs, indicates where we believe certain information requested may have been described, and states how we will enhance our disclosure in future filings. Page references refer to the Proxy Statement.

Summary/Introduction, page 32

1.	While we note the peer group companies you reviewed for purposes of your long-term equity practices, the peer groups reviewed for other elements of compensation is unclear. Please identify all of the companies against which you benchmark your compensation. For example, either identify the companies included in the two national non-industry specific surveys used to establish compensation or tell us in your response why you believe your review of such surveys does not constitute benchmarking.
In doing so, please indicate in your disclosure on page 33 that the committee's consultant provided information regarding the market competitiveness of each element of total direct compensation for each named executive officer. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Our Compensation Committee (the "Committee") did use benchmarking data to target the aggregate "total direct compensation" for each Named
Executive Officer in 2006 as disclosed on page 33. To assist the Committee in their review of our Named Executive Officer's "total direct compensation,"



Laurence L. Hickey, Secretary and Chief Governance Officer
EASTMAN KODAK COMPANY * 343 STATE STREET * ROCHESTER, NEW YORK 14650-0218 TEL (585) 724-3378 * FAX (585) 724-9549, e-mail: laurence.hickey@kodak.com

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the Committee's consultant provided information regarding the market competitiveness of the aggregate, as well as each individual element of, "total direct compensation" for each Named Executive Officer.

As further described on page 33, in 2006, the Committee targeted the "median of compensation paid to executives in similar positions with similar responsibilities, as identified by two national non-industry specific surveys recommended by the Committee's independent compensation consultant, using companies with gross revenues similar to Kodak." The surveys used by the Committee's consultant to obtain market competitive data were the 2006
Towers Perrin Executive Compensation Survey and the 2006 Hewitt Executive Compensation Survey. Based on these surveys, the Committee's consultant developed a range of target compensation paid by companies with revenues similar to Kodak to executives with similar positions and responsibilities.
On average, over fifty companies in each survey were identified as having revenues similar to Kodak. The Committee did not review the specific companies identified. As a consequence, we believe that disclosure of the actual companies used to develop the benchmarking data is not material to understanding the Committee's process in setting our Named Executive
Officers' total direct compensation in 2006.

In future filings, we will provide additional information summarizing the composition of the companies that generate the range of target compensation that our Committee evaluates (for example, the number of companies and other descriptive information). To the extent applicable, we will also clarify in future filings if the Committee's consultant provides information regarding the market competitiveness of each Named Executive Officer's aggregate total direct compensation, as well as each element of total direct compensation.

2.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

The Company's compensation program differentiates between our Named Executive Officers based in part upon job responsibility as discussed on page 33. The level of an executive's base salary, target annual variable pay and target long-term variable equity incentive compensation is based on relative responsibility within the Company and competitive market data.
One of the principle objectives of our compensation program is to have a positive correlation between responsibility and long-term and at-risk compensation, reflecting the individual's opportunity to influence the Company's financial performance. Therefore, the greater an executive's job responsibility, the more the executive's total direct compensation consists of long-term and at-risk compensation. The scope and responsibilities of Mr. Perez as CEO significantly exceed the scope and responsibilities of other Named Executive Officers. As a consequence, the elements of total direct compensation are significantly greater than those of our other Named Executive Officers.

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As discussed on page 47 in the narrative accompanying the Summary
Compensation Table, the Company entered into an Employment Agreement with Mr. Perez on March 3, 2003, as amended May 10, 2005 and
February 27, 2007. Under this agreement, Mr. Perez is entitled to an enhanced pension benefit which was further described on page 60.
Under his agreement, he also received a grant of long-term equity incentive compensation in connection with his employment and subsequent promotion to CEO as set forth in the Outstanding Equity Awards at 2006 Fiscal Year-End Table. These, along with Mr. Perez's greater job responsibilities, were the primary drivers for the difference between Mr. Perez's total compensation and that of other Named Executive Officers.

In future filings, we will discuss any material factors contributing to variations in amounts reported for Named Executive Officers.

Total Direct Compensation, page 33

3.	You provide little discussion and analysis of the effect of
individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. Please provide sufficient analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

As disclosed on page 34, the amount of a Named Executive Officer's annual incentive variable pay is primarily affected by the Company's performance against the two performance metrics disclosed on page 34, as well as baseline metrics that are based on a wide variety of factors as disclosed on page 35. The Company's performance against these metrics is evaluated by the Committee at the end of the year to determine the corporate funding pool percentage. As disclosed on page 35, for the 2006 performance year, the Company failed to achieve one of its two primary Company performance metrics (i.e., digital revenue growth), and bonuses awarded in 2006 were based on the Committee's evaluation of the Company's performance against the baseline metrics and the Committee's decision to reinforce management's decision to give priority to digital margin growth over digital revenue growth in Kodak's digital capture business. Adjustments made in 2006 to the corporate funding pool percentage for individual
Named Executive Officers is described on page 49 under the heading "Bonus Payments for 2006 Performance."

Although individual performance is designed to be an important factor in determining both the number of Leadership Stock shares granted and earned by our Named Executive Officers, in 2006, the number of awards granted and earned were not significantly affected by individual performance measures because of the Company's goal of closing the long-term incentive compensation gap as described on page 36 and the Company's failure to achieve the Company performance target for the 2005-2006 performance cycle as described on page 37.

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In future filings, we will include a concise discussion of the key considerations of individual performance in determining incentive compensation.

Annual Variable Pay Plan, page 34

4.	Please include a discussion of policies that you will apply on a going-forward basis. While your disclosure indicates that the compensation committee reviews and finalizes performance metric targets and baseline metrics in the first 90 days of each year, it does not appear that you have provided the disclosure required by Item 402(b) for your 2007 fiscal year. Please provide the disclosure required by Item 402(b) as appropriate with respect to compensation policies, plans or arrangements for your 2007 fiscal year. See the text of Securities Act Release 33-8732A, marked by footnote 86.

The Company understands that any actions that occurred after the fiscal year-end that affected 2006 compensation or that are material to an understanding of 2006 should be discussed. Disclosure of 2007 targets and baseline metrics under the Company's annual variable pay plan is not material to an understanding of our Named Executive Officers' compensation for 2006 or otherwise material in the context of the CD&A. Although the actual performance targets may vary from year-to-year, the setting of targets and baseline metrics for 2007 was done using the same process described for 2006 on page 34. In future filings we will continue to assess whether any post-fiscal year compensation decisions are material to an understanding of Kodak's compensation arrangements for the current fiscal year.

Bonuses Awarded for 2006 Performance, page 35

5.	Your disclosure indicates that the committee refers to
"performance metric targets" and "baseline metrics" in calculating annual variable pay. Please revise your disclosure to identify the baseline metrics that you considered in establishing compensation. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that you may exclude information under Instruction
4 to Item 402(b) of Regulation S-K, please provide us with detailed supplemental analysis supporting your conclusion and discuss in your disclosure how difficult it would be for the named executive officers to meet those goals or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation.

Our disclosure describing the Company's annual variable pay plan describes the baseline metrics established for the 2006 plan year. Specifically, on page 35, we list the six baseline metrics established for 2006 and describe the Company's performance against these metrics. As shown below, four of these baseline metrics are quantitative and two are qualitative. In several instances, we

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provided the actual goal for a specific quantitative metric.  Where a specific goal was not stated for a quantitative metric, we provided information that placed Kodak's performance against the goal. With respect to qualitative metrics, we provided information regarding the criteria against which performance was measured. The performance goals and criteria for each of the 2006 baseline metrics are as follows:

    Quantitative Metrics

       * Drive SG&A Model. Our goal was to reach an SG&A (Selling, General & Administrative Expenses) rate of 17.7% of sales.
       * Inventory Reductions. Our goal was to reduce our inventory by $200 million.
       * Restructure Health Group. Our goal was to successfully conclude this repositioning.
       * Deliver Graphic Communication Group synergies. Our goal was to achieve savings of $85 million.

    Qualitative Metrics

       * Implement Go-to-market Strategies Across Consumer Digital Imaging Group and Film Products Group. Progress was measured by reviewing changes made to regional and country marketing and sales structures to improve the efficiency and effectiveness with which retailers are served around the world.
       * Advance the Traditional Restructuring Plan. Progress was measured by the Company's manufacturing and footprint reductions.

In future filings, we will be more precise in our discussion of the baseline metrics that may be established by the Committee. To the extent the Committee establishes quantitative baseline metrics, we will disclose the metric, the target and the results achieved by the Company in future filings.

Long-term Variable Equity Incentive Compensation, page 36

6.	Please analyze how you determined the amount of the awards
under the stock option program, the leadership stock program and the executive performance share program. Provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. From an overall standpoint, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various

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items it considered in making specific compensation decisions.  Refer to
Item 402(b)(1)(v) of Regulation S-K.

The information contained on pages 36 through 39 provides information regarding how the Committee determined the size of options and Leadership Stock granted and earned, as applicable, in 2006. The number of options granted in 2006 and the number of performance shares granted under the 2007 Leadership Stock performance cycle were driven by the need for long-term incentive compensation gap closure as described on page 36.
The amount of performance shares granted for the 2006-2007 Leadership Stock performance cycle was also driven by a desire to increase the relative portion of long-term variable equity compensation as described on page 38. Certain executives received an upward adjustment of the number of performance shares granted based on a recommendation by our CEO related to a Relative Leadership Assessment as described on page 52.

At the time our Proxy Statement was filed, the number of performance shares earned under the 2006-2007 and 2007 Leadership Stock performance cycles was unknown and could not be disclosed. Information provided on page 37 discloses that no shares were earned under the 2005-2006 Leadership Stock performance cycle. With respect to the 2006 Executive Performance Share Program, page 38 describes the number of awards granted and earned based on the performance criteria established by the Committee.

In future filings, where applicable, we will discuss any material goals and factors that were considered by the Committee in determining both the size of the awards and the specific payout amounts earned by our Named Executive Officers.

7.	While we note that you do not have a set policy for determining the mix of the form of long-term variable equity incentives, please disclose how you determined the allocation between stock options and performance stock units for 2006. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) and
(iv) of Regulation S-K.

As described on page 36, with respect to the options granted in 2006 and the Leadership Stock to be awarded for the 2007 performance cycle, our Named Executive Officers received one-half of the value of long-term variable equity incentives in the form of stock options and one-half in the form of Leadership Stock. The Committee used the same allocation in December of 2005 to determine the number of options granted for 2005 and the number of Leadership Stock awarded for the 2006-2007 performance cycle. The Committee's decision to approve this mix of long-term variable equity incentives was based on historical practices of the Company and its objective to "balance a focus on stock price appreciation and the achievement of strategic business goals."

In future filings, to the extent applicable, we will discuss any policies the Committee may adopt that determines the mix of long-term variable equity incentives.

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Termination and Change-in-Control Arrangements, page 63

8.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The Committee considers a Named Executive Officer's position and responsibilities when approving individual severance arrangements as well as benefits offered under the Executive Protection Plan as described on page 41. When determining the appropriate payment and benefit levels for individual severance arrangements with our Named Executive Officers, the Committee has generally applied pre-established guidelines. Under these guidelines, our Named Executive Officers may be eligible to receive a severance allowance equal to 1 to 2 times their target cash compensation depending on their length of service and circumstances surrounding their departure. In addition to following these guidelines, the Committee also considered the Company's digital transformation process when it approved hiring or promotion agreements in 2006 providing for severance arrangements as further described on page 41. While the Committee considers severance and change in control plans on a periodic basis to assess the Company's ability to attract and retain executives, these arrangements did not affect decisions made regarding other elements of compensation.

In future filings, to the extent applicable, we will provide information on the guidelines the Committee applies when approving severance arrangements with our Named Executive Officers. In addition, to the extent applicable, we will disclose any relationship between decisions on such arrangements and decisions regarding other compensation elements.

                                    * * *

    As requested in your comment letter, we acknowledge that:
       * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
       * staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
       * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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	We appreciate your comments as we seek to enhance our compliance and overall disclosure under the new executive compensation disclosure rules.
If you would like to discuss any of our responses in this letter, please contact me at 585-724-3378.

							Sincerely,



							/s/ Laurence L. Hickey
							Laurence L. Hickey




cc:    Antonio M. Perez
       Timothy M. Donahue
       Frank S. Sklarsky
       Joyce P. Haag
       Robert L. Berman
       Ronald O. Mueller, Gibson, Dunn & Crutcher LLP